Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”), we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange (“NYSE”) in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024

The board of directors (the “Board”) of Alibaba Group Holding Limited (“Alibaba Group” or the “company”) is pleased to announce that the unaudited consolidated results of the company, its subsidiaries and consolidated entities (the “group”) for the six months ended September 30, 2024 (the “Interim Results”). The group’s Interim Results have been prepared under accounting principles generally accepted in the United States (“U.S. GAAP”) and reviewed by the audit committee (the “Audit Committee”) of the Board.

In this results announcement, “we,” “us,” and “our” refer to the company and where the context otherwise requires, the group.

BUSINESS HIGHLIGHTS

In the quarter ended September 30, 2024:

•	Revenue was RMB236,503 million (US$33,701 million), an increase of 5% year-over-year.

•	Income from operations was RMB35,246 million (US$5,023 million), an increase of 5% year-over-year, primarily due to the decrease in non-cash share-based compensation expense, partly offset by the decrease in adjusted EBITA. We excluded non-cash share-based compensation expense from our non-GAAP measurements. Adjusted EBITA, a non-GAAP measurement, decreased 5% year-over-year to RMB40,561 million (US$5,780 million), was primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency.

•	Net income attributable to ordinary shareholders was RMB43,874 million (US$6,252 million). Net income was RMB43,547 million (US$6,205 million), an increase of 63% year-over-year, primarily attributable to the mark-to-market changes from our equity investments, decrease in impairment of our investments and increase in income from operations. Non-GAAP net income in the quarter ended September 30, 2024 was RMB36,518 million (US$5,204 million), a decrease of 9% compared to RMB40,188 million in the same quarter of 2023.

•	Diluted earnings per ADS was RMB18.17 (US$2.59). Diluted earnings per share was RMB2.27 (US$0.32 or HK$2.52). Non-GAAP diluted earnings per ADS was RMB15.06 (US$2.15), a decrease of 4% year-over-year. Non-GAAP diluted earnings per share was RMB1.88 (US$0.27 or HK$2.08), a decrease of 4% year-over-year.

•	Net cash provided by operating activities was RMB31,438 million (US$4,480 million), a decrease of 36% compared to RMB49,231 million in the same quarter of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB13,735 million (US$1,957 million), a decrease of 70% compared to RMB45,220 million in the same quarter of 2023. The decrease in free cash flow was mainly attributed to our investments in Alibaba Cloud infrastructure, refund to Tmall merchants after we cancelled the annual service fee and other working capital changes related to factors including scale down of certain direct sales businesses.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Taobao and Tmall Group

During the quarter we increased investment in strategic initiatives such as price-competitive products, customer service, membership program benefits and technology, with the aim of enhancing user experience. These efforts led to higher purchase frequency and improved feedback regarding the overall shopping experience year-over-year.

We adopted a more open approach for payment and logistics services on our platforms to make shopping on our platforms more convenient to a larger base of consumers and improve merchants’ operating efficiency. We have already observed much stronger momentum in new purchasers, and we believe our focus on user growth and retention will drive the overall growth of our platforms.

Starting from September 1, we implemented a software service fee based on the GMV of completed transactions on our platform, which puts us in line with the common practice of the e-commerce industry. In the meantime, we cancelled the annual service fee for Tmall merchants and provided software service fee rebates to certain small and medium-sized merchants. In addition, Quanzhantui, our AI-powered platform-wide marketing tool, saw steady increase in merchant adoption. Merchants benefit from the use of Quanzhantui through improvement of their marketing efficiency, and with higher efficiency we expect merchants to increase their marketing spending on our platform.

During the quarter, online GMV growth was supported by double-digit order growth year-over-year, mainly driven by the increase in purchase frequency, partly offset by the decline in average order value.  In October and November, we had a successful 11.11 Global Shopping Festival, during which Taobao and Tmall achieved robust growth in GMV and a record number of purchasers.

The number of 88VIP members, our highest spending consumer group, continued to increase by double-digits year-over-year, reaching 46 million during the quarter. Our premium shoppers are loyal customers who increase our purchase frequency and drive GMV growth. Accordingly, we target to continue to grow the subscription of 88VIP membership by investing in improved benefits and services.

Cloud Intelligence Group

For the quarter ended September 30, 2024, revenue from Cloud Intelligence Group was RMB29,610 million (US$4,219 million), an increase of 7% year-over-year.

During this quarter, overall revenue excluding Alibaba-consolidated subsidiaries grew over 7% year-over-year, driven by double-digit public cloud growth, including increasing adoption of AI-related products. AI-related product revenue grew at triple-digits year-over-year for the fifth consecutive quarter. We will continue to invest in anticipation of customer growth and in technology, particularly in AI infrastructure, to capture the increasing trend of cloud adoption for AI and to maintain our market leadership.

Alibaba Cloud has gained notable recognition as the service provider of choice in China for public cloud and AI training and applications. According to The Forrester Wave™: Public Cloud Platforms in China 2024 report, Alibaba Cloud was named a Leader, achieving the highest score possible in 23 out of 32 criteria, as well as the top scores in both the current offering and strategy categories. During the quarter, Alibaba Cloud was also recognized as a Leader in the Omdia Universe: Chinese Commercial Foundation Model 2024 report, ranking first in both strategy execution and technical capabilities. These achievements underscore Alibaba Cloud's leadership as the best-in-class public cloud and AI platform in China.

In September, we held our 16th annual cloud computing developer summit and exhibition, the Apsara Conference 2024, during which Cloud Intelligence Group unveiled new technologies, including:

•	Qwen (通义千问) Large Model Family Upgrades: We introduced significant upgrades across the Qwen large model family, including the release of the open-source Qwen 2.5 series, which has become one of the leading models in the global open-source ecosystem, with the flagship Qwen 2.5-72B demonstrating strong results across benchmarks, outperforming industry players. As of September 30, 2024, more than 70,000 derivative models have been developed on Hugging Face based on the Qwen family of models since it was first open-sourced in 2023, demonstrating its position as one of the most widely adopted open-source models globally.

•	Cost-efficient and Accessible AI: Alibaba Cloud remains committed to providing customers with the best value in AI capabilities. During this quarter, we significantly improved cost-efficiency for the customers of Qwen models by reducing the charge rate for API calls, making advanced AI technologies more affordable and accessible.

•	Comprehensive AI Infrastructure Upgrades: To better position ourselves to capture AI adoption, we have strengthened AI infrastructure to enhance scalability and performance. Recently, we launched GPU container services, and upgraded AI server as well as high-performance network products. These improvements have significantly enhanced model training and inference efficiency across various industries.

Alibaba International Digital Commerce Group (“AIDC”)

For the quarter ended September 30, 2024, revenue from AIDC grew 29% year-over-year to RMB31,672 million (US$4,513 million). The strong performance continued to be driven by growth of cross-border businesses, in particular AliExpress’ Choice business. AliExpress and Trendyol platforms continued their investment to increase mindshare in select markets in Europe and the Gulf region. At the same time, we improved efficiency of our operations and investment. As a result, the unit economics of the Choice business improved on a sequential basis.

The AliExpress platform continued to enhance its value proposition by expanding its supplier base, enriching its product offerings and meeting the needs of local consumers. During the quarter, AliExpress launched the “AliExpressDirect” model, aiming to expand product choice and optimize fulfillment efficiency by leveraging local inventories. In addition, synergies between AliExpress and the cross-border logistics operations of Cainiao have further strengthened AliExpress’ competitiveness, with average delivery time shortened significantly quarter-over-quarter.

Cainiao Smart Logistics Network Limited (“Cainiao”)

For the quarter ended September 30, 2024, revenue from Cainiao grew 8% year-over-year to RMB24,647 million (US$3,512 million), primarily driven by increase in revenue from cross-border fulfillment solutions.

We will continue to drive synergies between Cainiao and our cross-border e-commerce business. To meet the demands of an expanding cross-border e-commerce business, Cainiao’s strategy is to strengthen its end-to-end capabilities by developing a highly-digitalized global logistics network. Furthermore, Cainiao Express started providing logistics services on other e-commerce platform in October, further expanding its market reach.

Local Services Group

For the quarter ended September 30, 2024, revenue from Local Services Group grew by 14% year-over-year to RMB17,725 million (US$2,526 million), driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services. During this quarter, Local Services Group losses narrowed significantly year-over-year, driven by improving operating efficiency as well as increasing scale. During National Day holiday in October, Amap recorded an all-time high of over 300 million peak daily active users.

Digital Media and Entertainment Group

During the quarter ended September 30, 2024, revenue of Digital Media and Entertainment Group was RMB5,694 million (US$811 million), a decrease of 1% year-over-year. Loss of Digital Media and Entertainment Group narrowed year-over-year, with Youku progressively reducing its operating loss due to increased advertising revenue as well as improved content investment efficiency during the quarter.

Share Repurchases

During the quarter ended September 30, 2024, we repurchased a total of 414 million ordinary shares (equivalent to 52 million ADSs) for a total of US$4.1 billion. As of September 30, 2024, we had 18,620 million ordinary shares (equivalent to 2,327 million ADSs) outstanding, a net decrease of 405 million ordinary shares compared to June 30, 2024, or a 2.1% net reduction in our outstanding shares after accounting for shares issued under our ESOP. The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$22.0 billion as of September 30, 2024.

SEPTEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended September 30,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages and per share amounts)
Revenue	224,790	236,503	33,701	5%

Income from operations	33,584	35,246	5,023	5	%(2)
Operating margin	15%	15%
Adjusted EBITDA(1)	49,237	47,327	6,744	(4	)%(3)
Adjusted EBITDA margin(1)	22%	20%
Adjusted EBITA(1)	42,845	40,561	5,780	(5	)%(3)
Adjusted EBITA margin(1)	19%	17%

Net income	26,696	43,547	6,205	63	%(4)
Net income attributable to ordinary shareholders	27,706	43,874	6,252	58	%(4)
Non-GAAP net income(1)	40,188	36,518	5,204	(9	)%(3)

Diluted earnings per share(5)	1.35	2.27	0.32	69	%(4)(6)
Diluted earnings per ADS(5)	10.77	18.17	2.59	69	%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	1.95	1.88	0.27	(4	)%(3)(6)
Non-GAAP diluted earnings per ADS(1)(5)	15.63	15.06	2.15	(4	)%(3)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year increase was primarily due to the decrease in non-cash share-based compensation expense, partly offset by the decrease in adjusted EBITA.

(3)	The year-over-year decreases were primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency.

(4)	The year-over-year increases were primarily attributable to the mark-to-market changes from our equity investments, decrease in impairment of our investments and increase in income from operations, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

SEPTEMBER QUARTER SEGMENT RESULTS

Revenue for the quarter ended September 30, 2024 was RMB236,503 million (US$33,701 million), an increase of 5% year-over-year compared to RMB224,790 million in the same quarter of 2023.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended September 30,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	68,661	70,364	10,027	2%
- Direct sales and others(1)	23,899	22,644	3,227	(5)%
	92,560	93,008	13,254	0%
China commerce wholesale	5,094	5,986	853	18%
Total Taobao and Tmall Group	97,654	98,994	14,107	1%

Cloud Intelligence Group	27,648	29,610	4,219	7%

Alibaba International Digital Commerce Group:
International commerce retail	18,978	25,618	3,650	35%
International commerce wholesale	5,533	6,054	863	9%
Total Alibaba International Digital Commerce Group	24,511	31,672	4,513	29%

Cainiao Smart Logistics Network Limited	22,823	24,647	3,512	8%
Local Services Group	15,564	17,725	2,526	14%
Digital Media and Entertainment Group	5,779	5,694	811	(1)%
All others(2)	48,052	52,178	7,435	9%
Unallocated	277	469	67
Inter-segment elimination	(17,518)	(24,486)	(3,489)
Consolidated revenue	224,790	236,503	33,701	5%

(1)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Three months ended September 30,
	2023	2024
	RMB	RMB	US$	YoY % Change (3)
	(in millions, except percentages)
Taobao and Tmall Group	47,077	44,590	6,354	(5)%
Cloud Intelligence Group	1,409	2,661	379	89%
Alibaba International Digital Commerce Group	(384)	(2,905)	(414)	(657)%
Cainiao Smart Logistics Network Limited	906	55	8	(94)%
Local Services Group	(2,564)	(391)	(56)	85%
Digital Media and Entertainment Group	(201)	(178)	(25)	11%
All others(1)	(1,437)	(1,582)	(225)	(10)%
Unallocated (2)	(1,019)	(1,271)	(181)
Inter-segment elimination	(942)	(418)	(60)
Consolidated adjusted EBITA	42,845	40,561	5,780	(5)%
Less: Non-cash share-based compensation expense	(6,830)	(3,666)	(522)
Less: Amortization of intangible assets	(2,431)	(1,649)	(235)
Income from operations	33,584	35,246	5,023	5%

(1)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)            Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended September 30, 2024 was RMB93,008 million (US$13,254 million), compared to RMB92,560 million in the same quarter of 2023.

Customer management revenue increased by 2% year-over-year, primarily due to the online GMV growth, while take rate remained stable year-over-year.

Direct sales and others revenue under China commerce retail business in the quarter ended September 30, 2024 was RMB22,644 million (US$3,227 million), a decrease of 5% compared to RMB23,899 million in the same quarter of 2023, primarily attributable to the decrease in sales of appliances.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended September 30, 2024 was RMB5,986 million (US$853 million), an increase of 18% compared to RMB5,094 million in the same quarter of 2023, primarily due to the increase in revenue from value-added services provided to paying members.

(ii)           Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA decreased by 5% to RMB44,590 million (US$6,354 million) in the quarter ended September 30, 2024, compared to RMB47,077 million in the same quarter of 2023, primarily due to the increase in investment in user experience, partly offset by the increase in revenue from customer management service.

Cloud Intelligence Group

(i)            Segment revenue

Revenue from Cloud Intelligence Group was RMB29,610 million (US$4,219 million) in the quarter ended September 30, 2024, an increase of 7% compared to RMB27,648 million in the same quarter of 2023. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 7% year-over-year, mainly driven by the double-digit revenue growth of public cloud products including AI-related products, partly offset by the decrease in non-public cloud revenue as we transition away from the low-margin project-based revenues to focus on high-quality revenues.

(ii)           Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 89% to RMB2,661 million (US$379 million) in the quarter ended September 30, 2024, compared to RMB1,409 million in the same quarter of 2023, primarily due to shift in product mix toward higher-margin public cloud products including AI-related products and improving operating efficiency, partly offset by the increasing investments in customer growth and technology.

Alibaba International Digital Commerce Group

(i)            Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended September 30, 2024 was RMB25,618 million (US$3,650 million), an increase of 35% compared to RMB18,978 million in the same quarter of 2023, primarily driven by the increase in revenue contributed by AliExpress’ Choice and Trendyol. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended September 30, 2024 was RMB6,054 million (US$863 million), an increase of 9% compared to RMB5,533 million in the same quarter of 2023, primarily due to the increase in revenue generated by cross-border-related value-added services.

(ii)           Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB2,905 million (US$414 million) in the quarter ended September 30, 2024, compared to a loss of RMB384 million in the same quarter of 2023, primarily due to the increase in investments in AliExpress and Trendyol’s cross-border businesses, partly offset by Lazada’s significant reduction in operating loss from improvements in its monetization and operating efficiency.

Cainiao Smart Logistics Network Limited

(i)            Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB24,647 million (US$3,512 million) in the quarter ended September 30, 2024, an increase of 8% compared to RMB22,823 million in the same quarter of 2023, primarily driven by the increase in revenue from cross-border fulfillment solutions.

(ii)           Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA decreased by 94% to RMB55 million (US$8 million) in the quarter ended September 30, 2024, compared to RMB906 million in the same quarter of 2023, primarily due to the increased investments in cross-border fulfillment solutions.

Local Services Group

(i)            Segment revenue

Revenue from Local Services Group was RMB17,725 million (US$2,526 million) in the quarter ended September 30, 2024, an increase of 14% compared to RMB15,564 million in the same quarter of 2023, driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

(ii)           Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB391 million (US$56 million) in the quarter ended September 30, 2024, compared to a loss of RMB2,564 million in the same quarter of 2023, primarily due to improved operating efficiency and increasing scale.

Digital Media and Entertainment Group

(i)            Segment revenue

Revenue from Digital Media and Entertainment Group was RMB5,694 million (US$811 million) in the quarter ended September 30, 2024, a decrease of 1% compared to RMB5,779 million in the same quarter of 2023.

(ii)           Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the quarter ended September 30, 2024 was a loss of RMB178 million (US$25 million), compared to a loss of RMB201 million in the same quarter of 2023.

All Others

(i)            Segment revenue

Revenue from All others segment was RMB52,178 million (US$7,435 million) in the quarter ended September 30, 2024, an increase of 9% compared to RMB48,052 million in the same quarter of 2023, mainly due to the increase in revenue from retail businesses including Freshippo and Alibaba Health.

(ii)           Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended September 30, 2024 was a loss of RMB1,582 million (US$225 million), compared to a loss of RMB1,437 million in the same quarter of 2023.

SEPTEMBER QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended September 30,					% of
	2023		2024			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	139,664	62.1%	144,029	20,524	60.9%	(1.2)%
Product development expenses	14,218	6.3%	14,182	2,020	6.0%	(0.3)%
Sales and marketing expenses	25,485	11.3%	32,471	4,627	13.7%	2.4%
General and administrative expenses	9,408	4.2%	9,777	1,393	4.1%	(0.1)%
Amortization of intangible assets	2,431	1.1%	1,649	235	0.7%	(0.4)%
Total costs and expenses	191,206		202,108	28,799

Share-based compensation expense:
Cost of revenue	1,244	0.6%	619	89	0.3%	(0.3)%
Product development expenses	3,006	1.3%	1,757	250	0.7%	(0.6)%
Sales and marketing expenses	850	0.4%	549	78	0.2%	(0.2)%
General and administrative expenses	1,730	0.8%	1,221	174	0.5%	(0.3)%
Total share-based compensation expense(1)	6,830		4,146	591

Costs and expenses excluding share-based compensation expense:
Cost of revenue	138,420	61.6%	143,410	20,435	60.6%	(1.0)%
Product development expenses	11,212	5.0%	12,425	1,770	5.3%	0.3%
Sales and marketing expenses	24,635	11.0%	31,922	4,549	13.5%	2.5%
General and administrative expenses	7,678	3.4%	8,556	1,219	3.6%	0.2%
Amortization of intangible assets	2,431	1.1%	1,649	235	0.7%	(0.4)%
Total costs and expenses excluding share-based compensation expense	184,376		197,962	28,208

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the quarter ended September 30, 2024 was RMB144,029 million (US$20,524 million), or 60.9% of revenue, compared to RMB139,664 million, or 62.1% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 61.6% in the quarter ended September 30, 2023 to 60.6% in the quarter ended September 30, 2024.

Product development expenses – Product development expenses in the quarter ended September 30, 2024 were RMB14,182 million (US$2,020 million), or 6.0% of revenue, compared to RMB14,218 million, or 6.3% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 5.0% in the quarter ended September 30, 2023 to 5.3% in the quarter ended September 30, 2024.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended September 30, 2024 were RMB32,471 million (US$4,627 million), or 13.7% of revenue, compared to RMB25,485 million, or 11.3% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 11.0% in the quarter ended September 30, 2023 to 13.5% in the quarter ended September 30, 2024, primarily due to our increased investments in e-commerce businesses.

General and administrative expenses – General and administrative expenses in the quarter ended September 30, 2024 were RMB9,777 million (US$1,393 million), or 4.1% of revenue, compared to RMB9,408 million, or 4.2% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3.4% in the quarter ended September 30, 2023 to 3.6% in the quarter ended September 30, 2024.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended September 30, 2024 was RMB4,146 million (US$591 million), compared to RMB6,830 million in the same quarter of 2023.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended September 30,
	2023	2024
	RMB	RMB	US$	YoY % Change
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	4,840	2,786	397	(42)%
Ant Group share-based awards(2)	85	12	2	(86)%
Others(3)	1,905	1,348	192	(29)%
Total share-based compensation expense(4)	6,830	4,146	591	(39)%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries.

(4)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended September 30, 2024 compared to the same quarter of 2023. This decrease was primarily due to the decrease in the number of the awards granted.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization of intangible assets – Amortization of intangible assets in the quarter ended September 30, 2024 was RMB1,649 million (US$235 million), a decrease of 32% from RMB2,431 million in the same quarter of 2023.

Income from operations and operating margin

Income from operations in the quarter ended September 30, 2024 was RMB35,246 million (US$5,023 million), or 15% of revenue, an increase of 5% compared to RMB33,584 million, or 15% of revenue, in the same quarter of 2023, primarily due to the decrease in non-cash share-based compensation expense, partly offset by the decrease in adjusted EBITA.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 4% year-over-year to RMB47,327 million (US$6,744 million) in the quarter ended September 30, 2024, compared to RMB49,237 million in the same quarter of 2023. Adjusted EBITA decreased 5% year-over-year to RMB40,561 million (US$5,780 million) in the quarter ended September 30, 2024, compared to RMB42,845 million in the same quarter of 2023, primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “September Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended September 30, 2024 was RMB18,607 million (US$2,652 million), an increase of 262% compared to RMB5,136 million in the same quarter of 2023, primarily attributable to the mark-to-market changes from our equity investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income (expense), net

Other income (expense), net in the quarter ended September 30, 2024 was an expense of RMB1,478 million (US$211 million), compared to income of RMB1,391 million in the same quarter of 2023, primarily attributable to the net exchange loss compared to the net exchange gain in the same period last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the quarter ended September 30, 2024 were RMB7,379 million (US$1,052 million), compared to RMB5,797 million in the same quarter of 2023.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended September 30, 2024 was a profit of RMB978 million (US$139 million), compared to a loss of RMB5,764 million in the same quarter of 2023, primarily due to the year-over-year decrease in impairment of equity method investees. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended September 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	846	2,478	353
- Others	(1,146)	(746)	(106)
Impairment loss	(4,469)	–	–
Others(1)	(995)	(754)	(108)
Total	(5,764)	978	139

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year increase in share of profit of Ant Group was mainly because the share of results in the same quarter last year reflected a RMB7.07 billion fine on Ant Group imposed by PRC regulators announced in July 2023.

Net income and Non-GAAP net income

Our net income in the quarter ended September 30, 2024 was RMB43,547 million (US$6,205 million), compared to RMB26,696 million in the same quarter of 2023, primarily attributable to the mark-to-market changes from our equity investments, the decrease in impairment of our investments and increase in income from operations.

Excluding non-cash share-based compensation expense, gains/losses of investments, and certain other items, non-GAAP net income in the quarter ended September 30, 2024 was RMB36,518 million (US$5,204 million), a decrease of 9% compared to RMB40,188 million in the same quarter of 2023. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended September 30, 2024 was RMB43,874 million (US$6,252 million), compared to RMB27,706 million in the same quarter of 2023, primarily attributable to the mark-to-market changes from our equity investments, the decrease in impairment of our investments and increase in income from operations.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended September 30, 2024 was RMB18.17 (US$2.59), compared to RMB10.77 in the same quarter of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended September 30, 2024 was RMB15.06 (US$2.15), a decrease of 4% compared to RMB15.63 in the same quarter of 2023.

Diluted earnings per share in the quarter ended September 30, 2024 was RMB2.27 (US$0.32 or HK$2.52), compared to RMB1.35 in the same quarter of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, and certain other items, non-GAAP diluted earnings per share in the quarter ended September 30, 2024 was RMB1.88 (US$0.27 or HK$2.08), a decrease of 4% compared to RMB1.95 in the same quarter of 2023.

13

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Net cash provided by operating activities and free cash flow

During the quarter ended September 30, 2024, net cash provided by operating activities was RMB31,438 million (US$4,480 million), a decrease of 36% compared to RMB49,231 million in the same quarter of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB13,735 million (US$1,957 million), a decrease of 70% compared to RMB45,220 million in the quarter ended September 30, 2023. The decrease in free cash flow was mainly attributed to our investments in Alibaba Cloud infrastructure, refund to Tmall merchants after we cancelled the annual service fee and other working capital changes related to factors including scale down of certain direct sales businesses. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash provided by investing activities

During the quarter ended September 30, 2024, net cash provided by investing activities of RMB964 million (US$137 million) primarily reflected (i) a decrease in short-term investments by RMB18,053 million (US$2,573 million) and (ii) cash inflow of RMB4,013 million (US$572 million) from disposal of investments. These cash inflows were partly offset by (i) capital expenditures of RMB17,491 million (US$2,492 million), and (ii) cash outflow of RMB4,038 million (US$575 million) for investment and acquisition activities.

Net cash used in financing activities

During the quarter ended September 30, 2024, net cash used in financing activities of RMB66,782 million (US$9,516 million) primarily reflected cash used in repurchase of ordinary shares of RMB30,194 million (US$4,303 million), dividend payment of RMB28,870 million (US$4,114 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB11,610 million (US$1,654 million).

Employees

As of September 30, 2024, we had a total of 197,991 employees, compared to 198,162 as of June 30, 2024.

14

SIX MONTHS ENDED SEPTEMBER SUMMARY FINANCIAL RESULTS

	Six months ended September 30,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	458,946	479,739	68,362	5%

Income from operations	76,074	71,235	10,151	(6	)%(2)
Operating margin	17%	15%
Adjusted EBITDA(1)	101,289	98,488	14,034	(3	)%(3)
Adjusted EBITDA margin(1)	22%	21%
Adjusted EBITA(1)	88,216	85,596	12,197	(3	)%(3)
Adjusted EBITA margin(1)	19%	18%

Net income	59,696	67,569	9,629	13	%(4)
Net income attributable to ordinary shareholders	62,038	68,143	9,710	10	%(4)
Non-GAAP net income(1)	85,110	77,209	11,002	(9	)%(4)

Diluted earnings per share(5)	3.01	3.50	0.50	16	%(4)(6)
Diluted earnings per ADS(5)	24.08	28.00	3.99	16	%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	4.13	3.94	0.56	(5	)%(4)(6)
Non-GAAP diluted earnings per ADS(1)(5)	33.00	31.50	4.49	(5	)%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(2)	The year-over-year decrease was primarily due to a reversal of share-based compensation expense of RMB6,901 million recorded in the six months ended September 30, 2023.

(3)	The year-over-year decreases were primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency.

(4)	The year-over-year changes were primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by a decrease in income from operations and an increase in net exchange loss, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.

(5)	Each ADS represents eight ordinary shares.

(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

15

SIX MONTHS ENDED SEPTEMBER SEGMENT RESULTS

Revenue for the six months ended September 30, 2024 was RMB479,739 million (US$68,362 million), an increase of 5% year-over-year compared to RMB458,946 million in the same period of 2023.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Six months ended September 30,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	148,322	150,479	21,443	1%
- Direct sales and others(1)	54,066	49,950	7,118	(8)%
	202,388	200,429	28,561	(1)%
China commerce wholesale	10,219	11,938	1,701	17%
Total Taobao and Tmall Group	212,607	212,367	30,262	(0)%

Cloud Intelligence Group	52,713	56,159	8,003	7%

Alibaba International Digital Commerce Group:
International commerce retail	36,116	49,309	7,026	37%
International commerce wholesale	10,518	11,656	1,661	11%
Total Alibaba International Digital Commerce Group	46,634	60,965	8,687	31%

Cainiao Smart Logistics Network Limited	45,987	51,458	7,333	12%
Local Services Group	30,014	33,954	4,838	13%
Digital Media and Entertainment Group	11,160	11,275	1,607	1%
All others(2)	93,850	99,179	14,133	6%
Unallocated	526	888	126
Inter-segment elimination	(34,545)	(46,506)	(6,627)
Consolidated revenue	458,946	479,739	68,362	5%

(1)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.

(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

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The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Six months ended September 30,
	2023	2024		YoY %
	RMB	RMB	US$	Change (3)

	(in millions, except percentages)
Taobao and Tmall Group	96,396	93,400	13,309	(3)%
Cloud Intelligence Group	2,325	4,998	712	115%
Alibaba International Digital Commerce Group	(804)	(6,611)	(942)	(722)%
Cainiao Smart Logistics Network Limited	1,783	673	96	(62)%
Local Services Group	(4,546)	(777)	(111)	83%
Digital Media and Entertainment Group	(138)	(281)	(40)	(104)%
All others(1)	(3,170)	(2,845)	(405)	10%
Unallocated (2)	(2,482)	(2,142)	(305)
Inter-segment elimination	(1,148)	(819)	(117)
Consolidated adjusted EBITA	88,216	85,596	12,197	(3)%
Less: Non-cash share-based compensation expense	(5,201)	(7,775)	(1,108)
Less: Amortization and impairment of intangible assets	(4,910)	(3,441)	(490)
Less: Impairment of goodwill	(2,031)	–	–
Less: Provision for the shareholder class action lawsuits	–	(3,145)	(448)
Income from operations	76,074	71,235	10,151	(6)%

(1)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.

(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.

(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the six months ended September 30, 2024 was RMB200,429 million (US$28,561 million), a decrease of 1% compared to RMB202,388 million in the same period of 2023, due to the 8% decrease in direct sales revenue described below.

Customer management revenue increased by 1% year-over-year, primarily due to the online GMV growth, partly offset by a decline in take rate. The year-over-year decrease in take rate was primarily due to increasing proportion of GMV generated from new models that currently have lower monetization rates.

Direct sales and others revenue under China commerce retail business in the six months ended September 30, 2024 was RMB49,950 million (US$7,118 million), a decrease of 8% compared to RMB54,066 million in the same period of 2023, primarily attributable to the decrease in sales of appliances and consumer electronics.

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•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the six months ended September 30, 2024 was RMB11,938 million (US$1,701 million), an increase of 17% compared to RMB10,219 million in the same period of 2023, primarily due to the increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA decreased by 3% to RMB93,400 million (US$13,309 million) in the six months ended September 30, 2024, compared to RMB96,396 million in the same period of 2023, primarily due to the increase in investment in user experience, partly offset by the increase in revenue from customer management service.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB56,159 million (US$8,003 million) in the six months ended September 30, 2024, an increase of 7% compared to RMB52,713 million in the same period of 2023. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 7% year-over-year, mainly driven by the double-digit revenue growth of public cloud products including AI-related products, partly offset by the decrease in non-public cloud revenue as we transition away from the low-margin project-based revenues to focus on high-quality revenues.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 115% to RMB4,998 million (US$712 million) in the six months ended September 30, 2024, compared to RMB2,325 million in the same period of 2023, primarily due to shift in product mix toward higher-margin public cloud products including AI-related products and improving operating efficiency, partly offset by the increasing investments in customer growth and technology.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the six months ended September 30, 2024 was RMB49,309 million (US$7,026 million), an increase of 37% compared to RMB36,116 million in the same period of 2023, primarily driven by the increase in revenue contributed by AliExpress’ Choice and Trendyol. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the six months ended September 30, 2024 was RMB11,656 million (US$1,661 million), an increase of 11% compared to RMB10,518 million in the same period of 2023, primarily due to the increase in revenue generated by cross-border-related value-added services.

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(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB6,611 million (US$942 million) in the six months ended September 30, 2024, compared to a loss of RMB804 million in the same period of 2023, primarily due to the increase in investments in AliExpress and Trendyol’s cross-border businesses, partly offset by Lazada’s significant reduction in operating loss from improvements in its monetization and operating efficiency.

Cainiao Smart Logistics Network Limited

(i)	Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB51,458 million (US$7,333 million) in the six months ended September 30, 2024, an increase of 12% compared to RMB45,987 million in the same period of 2023, primarily driven by the increase in revenue from cross-border fulfillment solutions.

(ii)	Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA decreased by 62% to RMB673 million (US$96 million) in the six months ended September 30, 2024, compared to RMB1,783 million in the same period of 2023, primarily due to the increased investments in cross-border fulfillment solutions.

Local Services Group

(i)	Segment revenue

Revenue from Local Services Group was RMB33,954 million (US$4,838 million) in the six months ended September 30, 2024, an increase of 13% compared to RMB30,014 million in the same period of 2023, driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

(ii)	Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB777 million (US$111 million) in the six months ended September 30, 2024, compared to a loss of RMB4,546 million in the same period of 2023, primarily due to improved operating efficiency and increasing scale.

Digital Media and Entertainment Group

(i)	Segment revenue

Revenue from Digital Media and Entertainment Group was RMB11,275 million (US$1,607 million) in the six months ended September 30, 2024, an increase of 1% compared to RMB11,160 million in the same period of 2023.

(ii)	Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the six months ended September 30, 2024 was a loss of RMB281 million (US$40 million), compared to a loss of RMB138 million in the same period of 2023.

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All Others

(i)	Segment revenue

Revenue from All others segment was RMB99,179 million (US$14,133 million) in the six months ended September 30, 2024, an increase of 6% compared to RMB93,850 million in the same period of 2023, mainly due to the increase in revenue from retail businesses including Freshippo and Alibaba Health.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the six months ended September 30, 2024 was a loss of RMB2,845 million (US$405 million), compared to a loss of RMB3,170 million in the same period of 2023.

20

SIX MONTHS ENDED SEPTEMBER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Six months ended September 30,					% of
	2023		2024			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	282,011	61.4%	290,135	41,344	60.5%	(0.9)%
Product development expenses	24,683	5.4%	27,555	3,927	5.7%	0.3%
Sales and marketing expenses	52,532	11.4%	65,167	9,286	13.6%	2.2%
General and administrative expenses	16,705	3.6%	23,057	3,285	4.8%	1.2%
Amortization and impairment of intangible assets	4,910	1.1%	3,441	490	0.7%	(0.4)%
Impairment of goodwill	2,031	0.4%	–	–	–	(0.4)%
Total costs and expenses	382,872		409,355	58,332

Share-based compensation expense:
Cost of revenue	937	0.2%	1,205	172	0.3%	0.1%
Product development expenses	2,764	0.6%	3,560	507	0.7%	0.1%
Sales and marketing expenses	725	0.2%	948	135	0.2%	0.0%
General and administrative expenses	775	0.2%	2,564	365	0.5%	0.3%
Total share-based compensation expense(1)	5,201		8,277	1,179

Costs and expenses excluding share-based compensation expense:
Cost of revenue	281,074	61.2%	288,930	41,172	60.2%	(1.0)%
Product development expenses	21,919	4.8%	23,995	3,420	5.0%	0.2%
Sales and marketing expenses	51,807	11.3%	64,219	9,151	13.4%	2.1%
General and administrative expenses	15,930	3.5%	20,493	2,920	4.3%	0.8%
Amortization and impairment of intangible assets	4,910	1.1%	3,441	490	0.7%	(0.4)%
Impairment of goodwill	2,031	0.4%	–	–	–	(0.4)%
Total costs and expenses excluding share-based compensation expense	377,671		401,078	57,153

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the six months ended September 30, 2024 was RMB290,135 million (US$41,344 million), or 60.5% of revenue, compared to RMB282,011 million, or 61.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 61.2% in the same period of 2023 to 60.2% in the six months ended September 30, 2024.

21

Product development expenses – Product development expenses in the six months ended September 30, 2024 were RMB27,555 million (US$3,927 million), or 5.7% of revenue, compared to RMB24,683 million, or 5.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 4.8% in the same period of 2023 to 5.0% in the six months ended September 30, 2024.

Sales and marketing expenses – Sales and marketing expenses in the six months ended September 30, 2024 were RMB65,167 million (US$9,286 million), or 13.6% of revenue, compared to RMB52,532 million, or 11.4% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 11.3% in the same period of 2023 to 13.4% in the six months ended September 30, 2024, primarily due to our increased investments in e-commerce businesses.

General and administrative expenses – General and administrative expenses in the six months ended September 30, 2024 were RMB23,057 million (US$3,285 million), or 4.8% of revenue, compared to RMB16,705 million, or 3.6% of revenue, in the same period of 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have increased from 3.5% in the same period of 2023 to 4.3% in the six months ended September 30, 2024.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the six months ended September 30, 2024 was RMB8,277 million (US$1,179 million), compared to RMB5,201 million in the same period of 2023.

The following table sets forth our analysis of share-based compensation expense for the periods indicated by type of share-based awards:

	Six months ended September 30,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	9,107	5,877	837	(35)%
Ant Group share-based awards(2)	(6,749)	(15)	(2)	(100)%
Others(3)	2,843	2,415	344	(15)%
Total share-based compensation expense(4)	5,201	8,277	1,179	59%

(1)	This represents Alibaba Group share-based awards granted to our employees.

(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.

(3)	This represents share-based awards of our subsidiaries.

(4)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the six months ended September 30, 2024 compared to the same period of 2023. This decrease was primarily due to the decrease in the number and average fair market value of the awards granted.

Share-based compensation expense related to Ant Group share-based awards was a net reversal for the six months ended September 30, 2023 because we made a mark-to-market adjustment during the period relating to Ant Group share-based awards granted to our employees, reflecting a decrease in the value of Ant Group.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

22

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the six months ended September 30, 2024 was RMB3,441 million (US$490 million), a decrease of 30% from RMB4,910 million in the same period of 2023.

Impairment of goodwill – Impairment of goodwill of RMB2,031 million was recorded in the six months ended September 30, 2023 because the carrying value of a reporting unit within All others segment exceeded its fair value.

Income from operations and operating margin

Income from operations in the six months ended September 30, 2024 was RMB71,235 million (US$10,151 million), or 15% of revenue, a decrease of 6% compared to RMB76,074 million, or 17% of revenue, in the same period of 2023, primarily due to a reversal of share-based compensation expense of RMB6,901 million recorded in the six months ended September 30, 2023.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA decreased 3% year-over-year to RMB98,488 million (US$14,034 million) in the six months ended September 30, 2024, compared to RMB101,289 million in the same period of 2023. Adjusted EBITA decreased 3% year-over-year to RMB85,596 million (US$12,197 million) in the six months ended September 30, 2024, compared to RMB88,216 million in the same period of 2023, primarily attributable to the increase in investments in our e-commerce businesses, partly offset by revenue growth and improved operating efficiency.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “Six Months Ended September Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the six months ended September 30, 2024 was a gain of RMB17,129 million (US$2,441 million), compared to a loss of RMB762 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income (expense), net

Other income (expense), net in the six months ended September 30, 2024 was an expense of RMB1,221 million (US$174 million), compared to income of RMB2,755 million in the same period of 2023, primarily attributable to the increase in net exchange loss compared to the same period last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the six months ended September 30, 2024 were RMB17,442 million (US$2,485 million), compared to RMB11,819 million in the same period of 2023.

23

Share of results of equity method investees

We record our share of results of all equity method investees one quarter in arrears. Share of results of equity method investees in the six months ended September 30, 2024 was a profit of RMB2,483 million (US$354 million), compared to a loss of RMB2,914 million in the same period of 2023, primarily due to the year-over-year decrease in impairment of equity method investees. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	5,210	6,395	911
- Others	(1,648)	(1,334)	(190)
Impairment loss	(4,481)	(2,157)	(307)
Others(1)	(1,995)	(421)	(60)
Total	(2,914)	2,483	354

(1)	Others mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

Net income and Non-GAAP net income

Our net income in the six months ended September 30, 2024 was RMB67,569 million (US$9,629 million), compared to RMB59,696 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by the decrease in income from operations and the increase in net exchange loss.

Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP net income in the six months ended September 30, 2024 was RMB77,209 million (US$11,002 million), a decrease of 9% compared to RMB85,110 million in the same period of 2023. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the six months ended September 30, 2024 was RMB68,143 million (US$9,710 million), compared to RMB62,038 million in the same period of 2023, primarily attributable to the mark-to-market changes from our equity investments and the decrease in impairment of our investments, partly offset by the decrease in income from operations and the increase in net exchange loss.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the six months ended September 30, 2024 was RMB28.00 (US$3.99), compared to RMB24.08 in the same period of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per ADS in the six months ended September 30, 2024 was RMB31.50 (US$4.49), a decrease of 5% compared to RMB33.00 in the same period of 2023.

Diluted earnings per share in the six months ended September 30, 2024 was RMB3.50 (US$0.50 or HK$3.88), compared to RMB3.01 in the same period of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items, non-GAAP diluted earnings per share in the six months ended September 30, 2024 was RMB3.94 (US$0.56 or HK$4.37), a decrease of 5% compared to RMB4.13 in the same period of 2023.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

24

Cash and cash equivalents, short-term investments and other treasury investments

As of September 30, 2024, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets, were RMB554,378 million (US$78,998 million), compared to RMB617,230 million as of March 31, 2024. Other treasury investments consist of fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments during the six months ended September 30, 2024 was primarily due to cash used in repurchase of ordinary shares of RMB72,889 million (US$10,387 million), dividend payment of RMB29,022 million (US$4,136 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB19,947 million (US$2,842 million), partly offset by free cash flow generated from operations of RMB31,107 million (US$4,433 million) and net proceeds from convertible unsecured senior notes and the payments for capped call transactions of RMB31,065 million (US$4,427 million).

Net cash provided by operating activities and free cash flow

During the six months ended September 30, 2024, net cash provided by operating activities was RMB65,074 million (US$9,273 million), a decrease of 31% compared to RMB94,537 million in the same period of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB31,107 million (US$4,433 million), a decrease of 63% compared to RMB84,309 million in the same period of 2023. The decrease in free cash flow was mainly attributed to our investments in Alibaba Cloud infrastructure and refund to Tmall merchants after we cancelled the annual service fee and other working capital changes related to factors including scale down of certain direct sales businesses. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the six months ended September 30, 2024, net cash used in investing activities of RMB34,865 million (US$4,968 million) primarily reflected (i) an increase in other treasury investments by RMB113,387 million (US$16,158 million), (ii) capital expenditures of RMB29,585 million (US$4,216 million), and (iii) cash outflow of RMB5,807 million (US$827 million) for investment and acquisition activities. These cash outflows were partly offset by (i) a decrease in short-term investments by RMB105,470 million (US$15,029 million) and (ii) cash inflow of RMB6,509 million (US$928 million) from disposal of investments.

Net cash used in financing activities

During the six months ended September 30, 2024, net cash used in financing activities of RMB86,364 million (US$12,307 million) primarily reflected cash used in repurchase of ordinary shares of RMB72,889 million (US$10,387 million), dividend payment of RMB29,022 million (US$4,136 million) and acquisition of additional equity interests in non-wholly owned subsidiaries of RMB19,947 million (US$2,842 million), partly offset by the net proceeds from convertible unsecured senior notes and the payments for capped call transactions of RMB31,065 million (US$4,427 million).

Employees

As of September 30, 2024, we had a total of 197,991 employees, compared to 204,891 as of March 31, 2024.

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.0176 to US$1.00, the exchange rate on September 30, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.90179 to HK$1.00, the middle rate on September 30, 2024 as published by the People’s Bank of China. The percentages stated in this results announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This results announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and governance structure, Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, revenue and return on investments, share repurchases and the business outlook and quotations from management in this results announcement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the implementation of Alibaba Group’s new organizational and governance structure; Alibaba’s ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba’s businesses; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of the Hong Kong Stock Exchange. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended September 30,			Six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	224,790	236,503	33,701	458,946	479,739	68,362
Cost of revenue	(139,664)	(144,029)	(20,524)	(282,011)	(290,135)	(41,344)
Product development expenses	(14,218)	(14,182)	(2,020)	(24,683)	(27,555)	(3,927)
Sales and marketing expenses	(25,485)	(32,471)	(4,627)	(52,532)	(65,167)	(9,286)
General and administrative expenses	(9,408)	(9,777)	(1,393)	(16,705)	(23,057)	(3,285)
Amortization and impairment of intangible assets	(2,431)	(1,649)	(235)	(4,910)	(3,441)	(490)
Impairment of goodwill	–	–	–	(2,031)	–	–
Other gains, net	–	851	121	–	851	121

Income from operations	33,584	35,246	5,023	76,074	71,235	10,151
Interest and investment income, net	5,136	18,607	2,652	(762)	17,129	2,441
Interest expense	(1,854)	(2,427)	(346)	(3,638)	(4,615)	(658)
Other income (expense), net	1,391	(1,478)	(211)	2,755	(1,221)	(174)

Income before income tax and share of results of equity method investees	38,257	49,948	7,118	74,429	82,528	11,760
Income tax expenses	(5,797)	(7,379)	(1,052)	(11,819)	(17,442)	(2,485)
Share of results of equity method investees	(5,764)	978	139	(2,914)	2,483	354

Net income	26,696	43,547	6,205	59,696	67,569	9,629
Net loss attributable to noncontrolling interests	1,151	486	70	2,393	854	121

Net income attributable to Alibaba Group Holding Limited	27,847	44,033	6,275	62,089	68,423	9,750

Accretion of mezzanine equity	(141)	(159)	(23)	(51)	(280)	(40)

Net income attributable to ordinary shareholders	27,706	43,874	6,252	62,038	68,143	9,710

Earnings per share attributable to ordinary shareholders(1)
Basic	1.36	2.34	0.33	3.04	3.58	0.51
Diluted	1.35	2.27	0.32	3.01	3.50	0.50

Earnings per ADS attributable to ordinary shareholders(1)
Basic	10.90	18.71	2.67	24.31	28.62	4.08
Diluted	10.77	18.17	2.59	24.08	28.00	3.99

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,335	18,761		20,414	19,045
Diluted	20,526	19,322		20,567	19,459

(1) Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended September 30,
	2023	2024
	RMB	RMB	US$

	(in millions)
Net income	59,696	67,569	9,629
Other comprehensive income (loss):
- Foreign currency translation:
Change in unrealized gains (losses), net of tax	16,175	(3,699)	(527)
- Share of other comprehensive income of equity method investees:
Change in unrealized gains	793	350	50
- Interest rate swaps under hedge accounting and others:
Change in unrealized (losses) gains	(37)	60	8
Other comprehensive income (loss)	16,931	(3,289)	(469)
Total comprehensive income	76,627	64,280	9,160
Total comprehensive loss attributable to noncontrolling interests	1,785	1,119	159
Total comprehensive income attributable to ordinary shareholders	78,412	65,399	9,319

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	248,125	182,992	26,076
Short-term investments	262,955	155,530	22,163
Restricted cash and escrow receivables	38,299	45,480	6,481
Equity securities and other investments	59,949	50,266	7,163
Prepayments, receivables and other assets	143,536	174,834	24,913
Total current assets	752,864	609,102	86,796

Equity securities and other investments	220,942	344,658	49,113
Prepayments, receivables and other assets	116,102	115,960	16,524
Investment in equity method investees	203,131	202,548	28,863
Property and equipment, net	185,161	207,917	29,628
Intangible assets, net	26,950	22,906	3,264
Goodwill	259,679	259,621	36,996
Total assets	1,764,829	1,762,712	251,184

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	12,749	16,938	2,414
Current unsecured senior notes	16,252	15,786	2,249
Income tax payable	9,068	8,115	1,156
Accrued expenses, accounts payable and other liabilities	297,883	322,743	45,991
Merchant deposits	12,737	3,813	543
Deferred revenue and customer advances	72,818	77,473	11,040
Total current liabilities	421,507	444,868	63,393

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB	US$

	(in millions)
Deferred revenue	4,069	4,318	615
Deferred tax liabilities	53,012	54,747	7,801
Non-current bank borrowings	55,686	51,302	7,311
Non-current unsecured senior notes	86,089	83,608	11,914
Non-current convertible unsecured senior notes	–	34,626	4,934
Other liabilities	31,867	31,365	4,470
Total liabilities	652,230	704,834	100,438

Commitments and contingencies

Mezzanine equity	10,728	11,592	1,651

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	397,999	380,145	54,170
Treasury shares at cost	(27,684)	(36,185)	(5,156)
Statutory reserves	14,733	15,885	2,264
Accumulated other comprehensive income	3,598	467	66
Retained earnings	597,897	593,612	84,589

Total shareholders’ equity	986,544	953,925	135,933
Noncontrolling interests	115,327	92,361	13,162

Total equity	1,101,871	1,046,286	149,095

Total liabilities, mezzanine equity and equity	1,764,829	1,762,712	251,184

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended September 30,			Six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	49,231	31,438	4,480	94,537	65,074	9,273
Net cash (used in) provided by investing activities	(23,761)	964	137	(11,166)	(34,865)	(4,968)
Net cash used in financing activities	(12,382)	(66,782)	(9,516)	(37,018)	(86,364)	(12,307)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	813	(2,456)	(350)	5,132	(1,797)	(256)

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	13,901	(36,836)	(5,249)	51,485	(57,952)	(8,258)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	267,094	265,308	37,806	229,510	286,424	40,815

Cash and cash equivalents, restricted cash and escrow receivables at end of period	280,995	228,472	32,557	280,995	228,472	32,557

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	26,696	43,547	6,205	59,696	67,569	9,629
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	(5,136)	(18,607)	(2,652)	762	(17,129)	(2,441)
Interest expense	1,854	2,427	346	3,638	4,615	658
Other (income) expense, net	(1,391)	1,478	211	(2,755)	1,221	174
Income tax expenses	5,797	7,379	1,052	11,819	17,442	2,485
Share of results of equity method investees	5,764	(978)	(139)	2,914	(2,483)	(354)
Income from operations	33,584	35,246	5,023	76,074	71,235	10,151
Non-cash share-based compensation expense	6,830	3,666	522	5,201	7,775	1,108
Amortization and impairment of intangible assets	2,431	1,649	235	4,910	3,441	490
Impairment of goodwill	–	–	–	2,031	–	–
Provision for the shareholder class action lawsuits	–	–	–	–	3,145	448
Adjusted EBITA	42,845	40,561	5,780	88,216	85,596	12,197
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,392	6,766	964	13,073	12,892	1,837
Adjusted EBITDA	49,237	47,327	6,744	101,289	98,488	14,034

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	26,696	43,547	6,205	59,696	67,569	9,629
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	6,830	3,666	522	5,201	7,775	1,108
Amortization and impairment of intangible assets	2,431	1,649	235	4,910	3,441	490
Provision for the shareholder class action lawsuits	–	–	–	–	3,145	448
(Gain) Loss on deemed disposals/disposals/ revaluation of investments	(1,731)	(12,697)	(1,809)	7,307	(8,116)	(1,157)
Impairment of goodwill and investments, and others	7,604	756	108	11,873	5,067	722
Tax effects (1)	(1,642)	(403)	(57)	(3,877)	(1,672)	(238)

Non-GAAP net income	40,188	36,518	5,204	85,110	77,209	11,002

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	27,706	43,874	6,252	62,038	68,143	9,710
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(66)	(56)	(8)	(134)	(131)	(19)
Adjustments for interest expense attributable to convertible unsecured senior notes	–	69	10	–	95	14
Net income attributable to ordinary shareholders – diluted	27,640	43,887	6,254	61,904	68,107	9,705
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	12,478	(7,524)	(1,072)	22,949	8,521	1,214

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	40,118	36,363	5,182	84,853	76,628	10,919

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	20,526	19,322		20,567	19,459

Diluted earnings per share(2)(3)	1.35	2.27	0.32	3.01	3.50	0.50

Non-GAAP diluted earnings per share(2)(4)	1.95	1.88	0.27	4.13	3.94	0.56

Diluted earnings per ADS(2)(3)	10.77	18.17	2.59	24.08	28.00	3.99

Non-GAAP diluted earnings per ADS(2)(4)	15.63	15.06	2.15	33.00	31.50	4.49

(1)	Non-GAAP adjustments excluding the attributions to the noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to the noncontrolling interests).
(2)	Each ADS represents eight ordinary shares.
(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

35

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended September 30,			Six months ended September 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	49,231	31,438	4,480	94,537	65,074	9,273
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(4,112)	(16,977)	(2,419)	(10,119)	(28,916)	(4,120)
Less: Changes in the buyer protection fund deposits	101	(726)	(104)	(109)	(5,051)	(720)

Free cash flow	45,220	13,735	1,957	84,309	31,107	4,433

36

NOTES TO THE INTERIM FINANCIAL INFORMATION

Basis of presentation

Our condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. There were no significant changes to our significant accounting policies from the audited consolidated financial statements for the preceding fiscal year, except that the accounting policies relating to unsecured senior notes and derivatives and hedging were updated for the convertible senior notes and the related capped call transactions, respectively. The adoption of the accounting standard updates did not have a material impact on the financial position, results of operations and cash flows.

Revenue

Revenue by type is as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Customer management services	187,926	199,821
Membership fees and value-added services	20,627	23,044
Logistics services	55,740	59,904
Cloud services	38,636	41,326
Sales of goods	137,207	135,837
Other revenue	18,810	19,807
	458,946	479,739

Income tax expenses

Composition of income tax expenses is as follows:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions)
Current income tax expense	11,678	14,939
Deferred taxation	141	2,503
	11,819	17,442

Dividends

The Board did not recommend the distribution of interim dividend for the six months ended September 30, 2023 and 2024.

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NOTES TO THE INTERIM FINANCIAL INFORMATION (CONTINUED)

Earnings per share/ADS

The following table sets forth the computation of basic and diluted net income per share/ADS for the following periods:

	Six months ended September 30,
	2023	2024
	RMB	RMB

	(in millions, except per share data)
Earnings per share
Numerator:
Net income attributable to ordinary shareholders for computing net income per ordinary share — basic	62,038	68,143
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(134)	(131)
Adjustments for interest expense attributable to convertible unsecured senior notes	—	95
Net income attributable to ordinary shareholders for computing net income per ordinary share — diluted	61,904	68,107

Shares (denominator):
Weighted average number of shares used in calculating net income per ordinary share — basic (million shares)	20,414	19,045
Adjustments for dilutive RSUs and share options (million shares)	153	149
Adjustments for convertible unsecured senior notes (million shares)	—	265
Weighted average number of shares used in calculating net income per ordinary share — diluted (million shares)	20,567	19,459

Net income per ordinary share — basic (RMB)	3.04	3.58
Net income per ordinary share — diluted (RMB)	3.01	3.50

Earnings per ADS
Net income per ADS — basic (RMB)	24.31	28.62
Net income per ADS — diluted (RMB)	24.08	28.00

Aging analysis

Accounts receivable

The aging analysis of the accounts receivable, net of allowance based on billing date is as follows:

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB

	(in millions)
0-3 months	23,046	25,220
3-6 months	3,306	3,253
6-12 months	2,086	2,133
Over 1 year	924	903
Accounts receivable, net of allowance	29,362	31,509

Accounts payable

The aging analysis of the accounts payable based on billing date is as follows:

	As of March 31,	As of September 30,
	2024	2024
	RMB	RMB

	(in millions)
0-3 months	54,066	57,388
3-6 months	5,551	3,069
6-12 months	1,271	1,125
Over 1 year	2,960	2,079
Accounts payable	63,848	63,661

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Liquidity and Capital Resources

We fund our operations and strategic investments from cash generated from our operations and through debt and equity financing. We generated RMB94,537 million and RMB65,074 million (US$9,273 million) of cash from operating activities for the six months ended September 30, 2023 and 2024, respectively. As of September 30, 2024, we had cash and cash equivalents, short-term investments and other treasury investments of RMB554,378 million (US$78,998 million). Short-term investments include investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products, certificates of deposits, marketable debt securities and other investments whereby we have the intention to redeem within one year. Other treasury investments mainly include investments in fixed deposits, certificates of deposits and marketable debt securities with original maturities over one year for treasury purposes. The remaining maturities of these treasury investments held by us generally range from one to three years.

We believe that our current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions, which may include investing in technology, infrastructure, including data management and analytics solutions, or related talent. If we determine that our cash requirements exceed our amounts of cash on hand or if we decide to further optimize our capital structure, we may seek to issue additional debt or equity securities or obtain credit facilities or other sources of funding.

In May 2024, the company issued convertible unsecured senior notes for an aggregate principal amount of US$5.0 billion due on June 1, 2031. The convertible senior notes are senior unsecured obligations, and interest at an annual rate of 0.5% is payable in arrears semiannually.

The group monitors its financial health and liquidity position by reviewing its total debts to Adjusted EBITDA ratio, calculated by dividing bank borrowings, unsecured senior notes and convertible unsecured senior notes by Adjusted EBITDA for the last twelve months. The group’s total debts to Adjusted EBITDA ratio was 0.89 and 1.07 as at March 31, 2024 and September 30, 2024, respectively.

SIGNIFICANT INVESTMENTS

Our significant investment consists of Ant Group. Ant Group provides comprehensive digital payment services and facilitates digital financial and value-added services for consumers and merchants in China and across the world. As of September 30, 2024, our equity interest in Ant Group on a fully diluted basis was 33%. During the six months ended September 30, 2024, dividend received from Ant Group amounted to RMB2,630 million (US$375 million).

We did not hold any other significant investments as of September 30, 2024.

MATERIAL ACQUISITIONS AND DISPOSALS

Our significant strategic investments and acquisitions (including those that are under definitive agreement but have not closed, and excluding equity transactions in subsidiaries) in the six months ended September 30, 2024 and the period through the date of this results announcement are set forth below.

In October 2024, the group completed the conversion of the convertible loans of RMB400 million for approximately 6% additional equity interest in Shenzhen 4PX Information and Technology Co., Ltd., in which became a consolidated subsidiary of the company.

Save as disclosed above, as at the date of this results announcement, the group did not have detailed future plans for material investments or capital assets.

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PLEDGE OF ASSETS

Certain of the group’s bank borrowings are collateralized by a pledge of certain buildings and property improvements, construction in progress and land use rights in the PRC and receivables with carrying values of RMB34,056 million and RMB27,767 million, as of March 31, 2024 and September 30, 2024, respectively.

FOREIGN EXCHANGE RISK

Foreign currency risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. Although we operate businesses in different countries and regions, most of our revenue-generating transactions, and a majority of our expense-related transactions, are denominated in Renminbi, which is the functional currency of our major operating subsidiaries and the reporting currency of our financial statements. When considered appropriate, we enter into hedging activities with regard to exchange rate risk.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the governments. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuations of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

As at September 30, 2024, the group had no material contingent liabilities.

CAPITAL EXPENDITURE AND CAPITAL COMMITMENT

Our capital expenditures have been incurred primarily in relation to (i) the acquisition of computer equipment and construction of data centers relating to our Cloud business and the operation of our mobile platforms and websites; (ii) the acquisition of infrastructure for logistics services and direct sales businesses; and (iii) the acquisition of land use rights and construction of corporate campuses and office facilities. In the six months ended September 30, 2023 and 2024, our capital expenditures totaled RMB12,077 million and RMB29,585 million (US$4,216 million), respectively.

The group’s capital commitments primarily relate to capital expenditures contracted for purchase of property and equipment, including the construction of corporate campuses. Total capital commitments contracted but not provided for amounted to RMB18,372 million and RMB23,997 million (US$3,420 million) as of March 31, 2024 and September 30, 2024, respectively.

REMUNERATION POLICY

The group’s remuneration policy and compensation packages are periodically reviewed. Discretionary bonuses and other long-term incentives may be awarded to selected employees based on various factors including but not limited to individual performance and the overall performance of our business. We have established learning and training programs to develop our employees both personally and professionally, helping them to better realize their potential and create value, thereby supporting their long-term career success.

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The company’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plan, which provides housing, pension, medical, maternity, work-related injury and unemployment benefits, as well as other welfare benefits to employees. The relevant labor regulations require the company’s subsidiaries in the PRC to make monthly contributions to the local labor and social security authorities based on the applicable benchmarks and rates stipulated by the local government. Additionally, we provide commercial health and accidental insurance for our employees. The company’s subsidiaries also formulate their own unique benefit plans and assistance programs tailored to their specific business needs.

The group also makes payments to other defined contribution plans and defined benefit plans for the benefit of employees employed by subsidiaries outside of the PRC.

Share-based awards such as restricted share units, incentive and non-statutory stock options, restricted shares and share appreciation rights may be granted to any directors, employees and consultants of the group or affiliated companies under equity incentive plans adopted since the inception of the company.

SUBSEQUENT EVENTS

Save as disclosed in this results announcement, as at the date of this results announcement, there were no significant events that might affect the group since September 30, 2024.

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PURCHASE, SALE OR REDEMPTION OF OUR COMPANY’S LISTED SECURITIES

During the six months ended September 30, 2024, our company repurchased a total of 909 million ordinary shares on the Hong Kong Stock Exchange and the NYSE for an aggregate consideration of US$8.7 billion. Details of the ordinary shares repurchased on the Hong Kong Stock Exchange are as follows:

Month of repurchase	Number of ordinary shares repurchased	Highest price paid	Lowest price paid	Aggregate consideration paid
		(HK$)	(HK$)	(HK$, in millions)
April 2024	96,690,300	75.40	65.85	6,786
May 2024	41,430,000	85.85	73.45	3,261
June 2024	68,863,600	77.45	70.55	5,018
July 2024	92,633,600	77.95	69.90	6,875
August 2024	43,526,100	80.55	72.85	3,354
September 2024	—	—	—	—
Total	343,143,600			25,294

Details of the ordinary shares repurchased on the NYSE are as follows:

	Number of ordinary shares			Aggregate
Month of repurchase	underlying ADSs repurchased(1)	Highest price paid	Lowest price paid	consideration paid
		(US$)	(US$)	(US$, in millions)
April 2024	119,222,792	9.61	8.56	1,078
May 2024	57,509,912	11.30	9.36	580
June 2024	111,022,008	10.00	8.98	1,059
July 2024	96,566,976	10.12	9.00	920
August 2024	101,855,904	10.72	9.24	1,030
September 2024	79,554,616	12.19	10.04	840
Total	565,732,208			5,507

Note:

1.	Each ADS represents eight ordinary shares.

Our company also repurchased 118,628,800 ordinary shares at the price of US$10.10 per share, representing an aggregate consideration of approximately US$1.2 billion, through privately negotiated transaction concurrently with the pricing of our convertible senior notes offering on May 23, 2024.

As of the date of this results announcement, other than ordinary shares transferred to a trust prior to the Primary Conversion Effective Date (as defined below), all the ordinary shares repurchased during the six months ended September 30, 2024 have been cancelled.

Save as disclosed above, neither our company nor any of our subsidiaries purchased, sold or redeemed any of our company’s securities listed on the Hong Kong Stock Exchange or the NYSE (including sale of Treasury Shares) during the six months ended September 30, 2024. As of September 30, 2024, our company did not hold any treasury shares as defined in the Hong Kong Listing Rules.

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CORPORATE GOVERNANCE

Compliance with the Corporate Governance Code

We became subject to the Corporate Governance Code (the “Corporate Governance Code”) set forth in Appendix C1 to the Hong Kong Listing Rules upon the voluntary conversion of our secondary listing status to primary listing status on the Main Board of the Hong Kong Stock Exchange, effective on August 28, 2024 (the “Primary Conversion Effective Date”).

To the knowledge of the Company and our directors, we have complied with all applicable code provisions as set out in Part 2 of the Corporate Governance Code during the period from the Primary Conversion Effective Date to September 30, 2024.

Compliance with the Model Code

We have adopted our own trading guidelines, on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Hong Kong Listing Rules, to regulate, among others, all dealings by directors and relevant employees of securities in the company.

Having made specific enquiry of all directors, all directors confirmed that they have complied with our trading guidelines throughout the period from the Primary Conversion Effective Date to September 30, 2024.

REVIEW OF INTERIM RESULTS

Our audit committee has reviewed our unaudited consolidated interim results for the six months ended September 30, 2024, and has met with the independent auditor of the company, PricewaterhouseCoopers. Our audit committee has also discussed the accounting policies and practices adopted by us, as well as internal control and financial reporting matters.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, November 15, 2024

As at the date of this results announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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